PE 1/20/2014

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 11 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

14005734

March 11, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-11-14

Rick E. Hansen
Chevron Corporation
rhansen@chevron.com

Re: Chevron Corporation
Incoming letter dated January 20, 2014

Dear Mr. Hansen:

This is in response to your letter dated January 20, 2014 concerning the shareholder proposal submitted to Chevron by Investor Voice on behalf of Eric C. Rehm. We also have received a letter on the proponent's behalf dated March 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

March 11, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Chevron Corporation
Incoming letter dated January 20, 2014

The proposal requests that the board take all possible steps to amend Chevron's bylaws and appropriate governing documents to give holders of 10% of outstanding common stock the power to call a special shareowners meeting.

We are unable to concur in your view that Chevron may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA ELECTRONIC DELIVERY: ShareholderProposals@sec.gov

March 10, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>No-Action Response</u> in regard to <u>Chevron Corporation</u>

Ladies and Gentlemen:

I write in response to the No-Action Request dated January 20, 2014 by Chevron Corporation ("Chevron" or "Company"), which seeks to omit a shareholder proposal ("Proposal") submitted December 11, 2013 by Investor Voice, SPC ("Investor Voice") on behalf of Eric Rehm ("Rehm" or "Proponent").

This Letter of Response ("Response") is submitted on behalf of the Proponent by Investor Voice, Dr. Rehm's designated representative in this matter. Dr. Rehm is a long-term beneficial owner of shares of common stock of Chevron Corporation.

The Company's No-Action Letter, a copy of the Proposal, and related materials are attached hereto as Exhibits 1-6.

Pursuant to Staff Legal Bulletin No. 14D (CF), this response is filed via e-mail. Also, in accordance with Rule 14a-8(j), a copy has been contemporaneously sent to Rick Hansen, Assistant Secretary and Supervising Counsel, Chevron Corporation.

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continued on next page...

(A)
OVERVIEW

A-1

The Company has made two assertions in favor of exclusion, suggesting:

A. That the <u>identity of the Proponent</u> – though clearly detailed in several ways – was somehow in question or improperly presented.

Information regarding the Proponent, as the beneficial owner of shares, was provided in two distinct ways, through the:

(a) Filing Letter.

(b) Letter of Verification from Charles Schwab.

B. That the <u>Letter of Appointment</u> for Investor Voice, though thoroughgoing – and, already on-file with the Company – was not sufficient.

In the matter of no-action requests, the burden of proof lies squarely on the Company to prove that a proposal is excludable. Rule 14a-8(g). In this Response it will be clearly seen that Chevron fails to carry this burden, and that its No-Action Request should be denied.

A-2

In contrast, in regard to Dr. Rehm's Proposal it will be clearly demonstrated that:

1. The filing materials are clear, complete, follow established protocol under the Rules, and, in the case of the Letter of Appointment, were already in the Company's hands from prior years.

2. That Investor Voice was properly & completely authorized to represent the Proponent at the time of submitting the Proposal.

   Rule 14a-8 does not support the Company's suggestion that a representative must prove it has authorization from a shareholder in the manner suggested by the Company; the Company demands unsupportable levels of specificity that are neither stated nor implied in Rule 14a-8(b)(2) or Rule 14a-8(b)(i).

3. The Filing Letter's language unequivocally identifies the Proponent, Eric Rehm, as the beneficial owner of shares, and Investor Voice as Dr. Rehm's representative.

4. The Proponent's Statement of Intent to hold shares is clear and unequivocal, and demonstrates both an understanding of and a commitment of adherence to, the requirements of SEC Rule 14a-8.

   In addition, the Investor Voice Statement of Intent contained in the 2013 Filing Letter is permissible and adequate under Rule 14a-8.

Investor Voice and the Proponent hold the view that the concerns expressed in the Company's No-Action Request could have been expeditiously handled in a direct exchange between the Company and Investor Voice.

(B)
IDENTITY OF PROPONENT

B-1

As the Company has acknowledged, Investor Voice, acting on behalf of Eric Rehm, submitted the Proposal in a timely way for inclusion in Chevron's 2014 proxy.

Dr. Rehm is known to the Company as a result of being a long-term shareholder who has filed six shareholder proposals with Chevron. Regarding these proposals:

1. Each was submitted and carried through to a vote of shareholders (despite the Company having earlier, unsuccessfully, sought no-action relief).

2. Each was submitted by the undersigned, Bruce Herbert, as representative for Dr. Rehm; or on behalf of Dr. Rehm and his wife, Mary Geary.

3. Each (for the most recent five submissions) was based on the identical shareholding.

4. Each shareholding upon which the respective proposals were submitted was substantiated by a Letter of Verification from Charles Schwab, as custodian.

5. This Special Meeting Proposal received 32.6% affirmative shareholder support at the 2013 meeting of stockholders.

Because the Proponent is known to the Company, on a common-sense basis it may be appropriate to look with skepticism upon the Company's expressions of doubt in regard to the Proponent's identity.

Be that as it may, companies have a right to the reasonable assurances available under SEC Rules – even in instances where insisting on these rights may not appear necessary, or may represent an exercise in gamesmanship.

B-2

The Investor Voice Filing Letter, dated 12/11/2013 established that the Proposal was filed on behalf of the Proponent, Eric Rehm. It also identified Investor Voice in *relation* to Dr. Rehm by its initial statement that Investor Voice acts: "**On behalf of** clients" (emphasis added) (Exhibit 1, line 8), and later: "Therefore, **on behalf of** Eric C. Rehm" (emphasis added) (Exhibit 1, line 18).

Not once in the filing materials is it either stated or implied that Investor Voice is the beneficial owner of the shares. Despite this, the Company's No-Action Request represents that Investor Voice is the proponent of the Proposal, not Dr. Rehm. This curious assertion is made in the face of the fact that the Filing Letter unequivocally states that the Proposal is filed:

- "**on behalf of** Eric C. Rehm" who is "**the beneficial owner of** 43 shares of common stock"..."which have been continuously held since December 12, 2005" (emphases added) (Exhibit 1, line 18 and line 24).

The intent of the Filing Letter is clear and the words are explicit: "**on behalf of**" and "**the beneficial owner of**" are two distinct ways – either of which is sufficient in-and-of-itself – to accurately identify Dr. Rehm as the Proponent of this shareholder Proposal.

The Filing Letter went on, as quoted above, to explicitly identify both the number and date of acquisition of Dr. Rehm's shares of Chevron stock – facts that were substantiated in every detail by the Charles Schwab Letter of Verification. Were Investor Voice the proponent, would its Filing Letter reference another shareholder, or in any way name another shareholder's shares? No, because to do so would be nonsensical.

Therefore, both by clear representation as well as by logical deduction, it is not reasonable for the Company to assert that the identity of the Proponent is unclear. The Proponent – the beneficial owners of the shares – is Dr. Rehm.

B-3

As Staff is aware, it is a common practice for proxy-related materials to state the name of an entity who is filing on behalf of a beneficial owner. These are often then seen in the proxy as "filed by X on behalf of Y." Chevron has itself seen – from Dr. Rehm alone (each with the undersigned acting as his representative) – a half-dozen instances of shareholder filings presented in just this way.

One can readily find examples in proxy statements where, for instance, the *As You Sow Foundation*, or *Trillium Asset Management*, or *Newground Social Investment*, or, indeed, *Investor Voice* is listed in this fashion.

Chevron, however, oversteps and ignores the unequivocal evidence presented in the form of the declarative statements cited above. Instead, it hinges its dispute over the Proponent's identity on a single word that appears in the form of a request late in the Filing Letter.

That Dr. Rehm is the beneficial owner of stock and the Proponent of this proposal is clear, and is not confusing.

B-4

Summary, Regarding the Question of Proponent Identity:

1. In no place do the filing materials state or imply that Investor Voice is the beneficial owner of the shares.

2. The Filing Letter clearly states: "**on behalf of** Eric C. Rehm" who is "**the beneficial owner of** 43 shares of common stock." Either expression alone is sufficient to name and identify the Proponent as Dr. Rehm.

3. The Charles Schwab Letter of Verification identifies the beneficial shareholder as Eric Rehm.

4. Both Dr. Rehm and Investor Voice are known to the Company as a result of having filed proposals six times in prior years, including this Proposal for the past three years.

Although companies are entitled to raise proof of ownership concerns using the deficiency letter process, the Staff has made it clear – especially in Staff Legal Bulletin No. 14G (CF) – that the process is not intended to be an opportunity for companies to bury proponents in technicalities.

For instance, SLB 14G explicitly rejects a number of the technical maneuvers companies had used to reject proofs of ownership, such as refusing to recognize DTC company *affiliates*, and failing to provide specific information on proof of ownership deficiencies.

In this instance the facts of the matter are clear, and the Company has failed to substantiate its claim that the identity of the Proponent is unclear.

Therefore, having failed to carry its burden of proof, the Company's No-Action Request should be denied.

(C)
LETTER OF APPOINTMENT

C-1

The Company claims that the Proponent's (Eric Rehm's) Letter of Appointment for Investor Voice is not sufficient, asserting:

- "Investor Voice's submission did not contain any documentation to support Investor Voice's claim that the Stockholder had authorized Investor Voice to submit the Proposal on his behalf."
  (Exhibit 6, page 2, lines 25-27).

However, we offer two key observations:

1. There is not language within Rule 14a-8 to suggest that proof of representation is required in the manner suggested by the Company, and the Company does not cite authority in asserting its right to require such proof.

2. Be that as it may, the assertion is also not valid because the Company already had in its possession from Dr. Rehm a valid and in-force grant of authority for Investor Voice as a result of it having been submitted in relation to an earlier shareholder proposal filing.

Regarding item #2, a shareholder proposal on the same topic as this year's Proposal was submitted via Filing Letter dated 12/12/2012 (the "2012 Filing Letter") (Exhibit 2). As in the 2013 Filing Letter, the 2012 Filing Letter clearly identified Dr. Rehm was "the beneficial owner of" Chevron shares, and stated that Investor Voice submitted the Proposal:

- "on behalf of Eric C. Rehm (**authorization attached**)" (emphasis added) (Exhibit 2, page 1, line 19).

  (a) Please note the wording "authorization attached" in the 2012 Filing Letter as it will figure importantly later.

  (b) The authorization that was attached to the 2012 Filing Letter is the 11/28/2012 Letter of Appointment signed by Eric Rehm and his wife Mary Geary that appears as Exhibit 4.

(c) The 11/28/2012 Letter of Appointment was obviously timely and in-force at the time of the 12/12/2012 filing that took place just 14 days later; and, because it was still in-force and in place, the 11/28/2012 Letter of Appointment was thus equally timely for the 12/11/2013 filing made on behalf of the same shareholder.

Because the 11/28/2012 Letter of Appointment had already been submitted with the 2012 Filing Letter (and presumably been found acceptable by the Company), there was no need to re-submit it with the 2013 Filing Letter. In fact, examination of the 2013 Filing Letter (Exhibit 1) shows that it did not attach a Letter of Appointment – precisely because it had already been submitted and was on file with Chevron.

This is the language from the two Filing Letters, respectively:

(a) (2012) "Therefore, on behalf of Eric C. Rehm (authorization attached), please find the enclosed resolution" (emphasis added)
(b) (2013) "Therefore, on behalf of Eric C. Rehm, please find the enclosed resolution"

The Letter of Appointment was not provided – or even referenced – in the 2013 Filing Letter because it had already been produced and to do so was thus deemed duplicative. When the Company requested one via its 12/12/2013 Deficiency Notice, its only guidance was:

- "In order for the proposal to be properly submitted by Mr. Rehm, Investor Voice must provide a copy of Investor Voice's authorization from Mr. Rehm to submit the proposal **as Mr. Rehm's qualified representative**" (emphasis added) (Exhibit 3, page 3, lines 10-13).

  (a) The 11/28/2012 Letter of Appointment clearly authorizes Investor Voice to act "as Mr. Rehm's qualified representative" (as noted above) in regard to "all matters relating to shareholder engagement" (Exhibit 4, line 6).

  (b) It is not appropriate for the No-Action Request to insist upon elements that the Deficiency Notice did not reference, define, or specify.

  (c) As related above, the Staff has made it clear – especially in Staff Legal Bulletin No. 14G (CF) – that the no-action process is not intended to be an opportunity for companies to bury proponents in technicalities.

C-2

Dr. Ream and his wife are longtime investment management clients of Newground Social Investment, SPC ("Newground"), which is fully owned by Bruce Herbert, the undersigned.

Newground was founded to serve the needs of clients who were concerned about the social, environmental, and sustainability impacts of their investments, and the company celebrated its 20th anniversary on February 17, 2014.

A chief distinguishing activity of Newground over the past two decades has been shareholder dialogue and engagement with portfolio companies; and in this regard, founder Bruce Herbert is a past Governing Boardmember of the Interfaith Center on Corporate Responsibility (ICCR).

Several years ago, Herbert established (and fully owns) Investor Voice, SPC as a separate entity to perform shareholder-related services, and all of Newground's former shareholder engagement activities now take place under the auspices of Investor Voice.

Related to Dr. Rehm and Ms. Geary, who have been money management clients since 2007, the first three shareholder proposals that were filed at Chevron on their behalf were conducted by Newground, and the most recent three have been conducted by Investor Voice.

It is commonplace for brokers and money managers to file shareholder proposals on behalf of their clients. It is equally commonplace for brokers and money managers to have contracts or advisory agreements in place that do not have expiration dates.

From this, three things naturally follow:

1. Because investment advisory agreements do not expire, it is neither logical nor consistent for the Company to assume or insist that a Letter of Appointment by a money management client should have an expiration date.

2. Similarly, in the way that money management clients do not sign a new management agreement for each stock their manager buys on their behalf – because agreements operate at a portfolio level – it is not reasonable to assume that the same client should execute a representation agreement for each-and-every shareholder proposal that is filed on their behalf with a company that is held in their portfolio.

3. Related, it is equally appropriate to consider that a money management client, once they understand the meaning and implications of a Statement of Intent, should not be expected to execute a new Statement of Intent for

each-and-every submission that is made on their behalf – this is especially true when their representative in the matter has control over the purchases and sales made within their investment advisory account.

Rule 14a-8 requires that a Statement of Intent be provided – which in this instance it was – but the Rules are silent on whether a statement must name a company, a specific annual meeting, or other particulars.

The Company has not cited any authority or determination in support of the level of specificity it seeks to require through its No-Action Request, which it presumably would have done where there any precedents.

C-3

- "...submission also did not contain any proof of ownership of the Company's shares by Investor Voice or the Stockholder, and did not include a statement from Investor Voice or the Stockholder as to its or his own respective intention to hold the requisite number of Company shares through the date of the 2014 Annual Meeting of Stockholders" (Exhibit 6, page 2, lines 27-31).

By omission this does not include all the facts: a Letter of Verification is not required at the time of submission – being subject to the 14-day deficiency correction period – but in this instance (both in 2012 and 2013) the Filing Letter made the following offer in a parenthetical that followed the identification of Dr. Rehm's shares:

> "(Supporting documentation available upon request)" (Exhibit 1, page 1, lines 25-26).

C-4

The Company then cites a long list of no-action determinations:

- "For example, in *General Mills, Inc.* (avail. June 25, 2013), the Staff concurred that the company could exclude a stockholder proposal where the proponent failed to provide a written statement of intent to hold its securities in response to the company's deficiency notice."
  See also General Electric Co. (avail. Jan. 30, *2012);*
  International Business Machines Corp. (avail. Dec. 28,2010);
  Fortune Brands, Inc. (avail. Apr. 7,2009);
  Rite Aid Corp. (avail. Mar. 26, 2009);
  Exelon Corp. (avail. Feb. 23,2009);

Fortune Brands, Inc. (avail. Feb. 12,2009);
Sempra Energy (avail. Jan. 21, *2009);*
Washington Mutual, Inc. (avail. Dec. 31, 2007);
Sempra Energy (avail. Dec. 28, *2006);*
SBC Communications Inc. (avail. Jan. 2, 2004);
IVAX Corp. (avail. Mar. 20, 2003);
Avaya, Inc. (avail. July 19,2002);
Exxon Mobil Corp. (avail. Jan. 16,2001);
McDonnell Douglas Corp. (avail. Feb. 4, 1997)

"(in each case the Staff concurred in the exclusion of a stockholder proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by stockholders)" (emphasis added) (Exhibit 6, page 5, lines 4-17 inclusive).

It appears that not a single one of these citations is relevant because each involves an instance where a Statement of Intent was not provided. The Proponent in this instance did provide a Statement of Intent.

In the present instance, the Company takes issue with the form of the Statement of Intent, but not its existence. However, as described earlier, it does so only stating its opinion, not citing Rule or authority for its position.

C-5

- "In addition, the Staff has concurred in the exclusion of stockholder proposals where the statement provided by a stockholder was not an adequate statement of the proponent's intention to continue holding the requisite amount of shares through the date of the stockholder meeting at which the proposal will be voted on by stockholders. For example, in *Energen Corp. (Calvert Asset Management Co., Inc.)* (avail. Feb. 22, 2011), the Staff concurred that the company could exclude the proposal under Rule 14a-8(f) where the written statement of intent to hold the company's securities was provided by the proponents' representative, rather than the proponents themselves." (emphasis added) (Exhibit 6, page 5, lines 18-25).

This appears to be the only case cited by the Company that actually involves an instance of a representative, rather than the proponent, stating an intention. However, in *Energen Corp.* the reason the proposal was excluded was that *the representative*, Calvert, only stated that it intended to continue to hold the shares, not that the *proponents* (named funds) intended to continue to hold the shares.

In the present instance, the Statement of Intent by Investor Voice in the 2013 Filing Letter did correctly name and state the Proponent's intent. As well, the Proponent's direct Statement of Intent (Exhibit 5) accomplishes the same thing.

C-6

- "*See also The Cheesecake Factory Inc.* (avail. Mar. 27, 2012) (concurring in the exclusion of a stockholder proposal where the written statement of intent stated that the proponents intended to continue to own an unspecified number of shares in the company through the date of the company's annual meeting of stockholders but did not specify an intent to continue to own the requisite number of shares required under Rule 14a-8(b))" (emphasis added) (Exhibit 6, page 5, lines 25-30).

In this instance both the Investor Voice and Dr. Rehm's Statements of Intent properly name the requisite number of shares to be held through the date of the next meeting of shareholders.

C-7

- *SBC Communications Inc.* (avail. Jan. 12, 2004) (concurring in the exclusion of a stockholder proposal where the written statement of intent stated that the proponents intended to continue to own their shares in the company for an unspecified period of time but did not specify an intent to continue to own the shares through the date of the company's subsequent annual meeting)" (emphasis added) (Exhibit 6, page 5, lines 30-34).

Also not relevant because both Statements of Intent do specify an intent to hold through the date of the subsequent annual meeting of stockholders.

C-8

- "Here, the statement of intent provided by Investor Voice in response to the Deficiency Notice is even more generalized than the statements at issue in *Energen, The Cheesecake Factory* and *SBC Communications,* where, as described above, the Staff concurred in the exclusion of the stockholder proposals" (Exhibit 6, page 6, lines19-23).

Chevron misrepresents these citations vis-à-vis the present instance. The three no-actions cited involved lapses and omissions of key qualifying data. This is not the case for the Statements of Intent provided here, either the one by Investor Voice or the one by Dr. Rehm.

The fact Dr. Rehm's Statement is "generalized" is not relevant, because intent is not fact-based – resting upon the particular details of a specific situation. Rather, it is understanding-based – rooted in knowledge of the Rule, and therefore applicable universally and over time. The Company cites no authority for its novel and exacting interpretations.

C-9

- "The November 28, 2012 letter even claims to operate for all eternity, in that it states it is 'intended to be durable, and forward-looking as well as retroactive'" (Exhibit 6, page 6, lines 30-32).

The Statement makes no such claim, and the grant of authority exists within the matrix of an existing money management relationship.

Of course, no such grant could "operate for all eternity" because the Laws of Nature apply to natural persons, which results in each of us having a finite lifetime. This stands in contrast to the Chevron Corporation, which, as a legal "person" under the law, does enjoy the right to perpetual life.

C-10

- "The November 28, 2012 letter provided by Investor Voice is so vague and indefinite that it cannot credibly be relied upon to represent the intentions of the Stockholder as of the time the Proposal was submitted to the Company, as the letter does not identify the company stock *or* the annual meeting to which it relates, and is dated more than a full year before the Proposal was submitted" (emphasis added) (Exhibit 6, page 6, lines 33-37).

- "Moreover, the Company has received correspondence only from Investor Voice, purporting to act on behalf of the Stockholder, and thus, there is no reasonable assurance that the Stockholder's intent to hold the requisite number of shares of the Company has not changed since November 28, 2012" (emphasis added) (Exhibit 6, page 6, lines 37-40).

Because Investor Voice had been (and continues to be) fully and properly authorized as Dr. Rehm's representative, a Letter of Intent signed by Investor Voice (so long as it names the shareholder, which it does) is sufficient and acceptable under Rule 14a-8(b). Thus, a complete, acceptable, and contemporaneous Statement of Intent was included within the 2013 Filing Letter, signed by Investor Voice on the shareholder's behalf.

Such affirmations of intent to hold shares are commonly communicated by way of financial advisors who file on behalf of their clients. This is the logical conclusion from the Rule 14a-8(b), and the Company has been unable to provide any examples of Staff precedents that demonstrate otherwise.

See: *Chipotle Mexican Grill, Inc.* (February 6, 2013) "In the Staff's view, the proponent has provided a written statement regarding its intent to hold the company's common shares through the date of the meeting of shareholders as required by Rule 14a-8(b)." The filing letter, which included a statement of intent along with the proposal, was executed by a representative of the shareholder.

The above notwithstanding, the Letter of Intent in this instance, though generalized, is decidedly not vague. To the contrary, it is entirely specific – with Dr. Rehm acknowledging his responsibility in the context of citing the applicable Rule.

What is envisioned under the Rule 14a-8(b) is for a shareholder to state an intent to hold shares – which is a straightforward statement of understanding of the Rule and the shareholder's intention to comply with it.

Interestingly, such a statement is not stronger for being specific to a Company. In fact, an argument can be reasonably made that a generalized Statement of Intent is stronger and more compelling than a specific one because it clearly identifies that the shareholder understands the requirement and their obligations under the Rule across-the-board – not just situationally.

C-11

- "in situations where stockholders seek to have a representative submit a particular proposal on their behalf, the <u>representatives of stockholders</u> **<u>routinely</u>** <u>include written authorization</u> from the represented stockholder to submit a particular proposal to a particular company in the initial submission of a proposal" (emphases added) (Exhibit 6, page 7, lines 28-31).

After twenty years of involvement with ICCR and our own shareholder activity, we are in a position to disagree with the Company's assessment of what is "routine" – regardless, the Company's asserted form of proof of representation is not required and the Company cites no authority for its opinion otherwise.

C-12

- "In *TRW Inc.* (avail. Jan. 24, 2001), . . . the company argued that the proposal could be excluded under Rule 14a-8(b): 'There is a marked contrast between **shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns** with the [c]ompany, and shareholders who are enticed to lend their shares to Mr. Chevedden in order to permit Mr. Chevedden to further his own agenda. While the former might be permissible, the latter clearly should not be, as it directly contravenes the rules' requirements for an economic stake or investment interest'" (emphasis added) (Exhibit 6, page 8, lines 16-33). "The Staff concurred in the exclusion of the proposal, noting that 'there appears to be some basis for your view that TRW may exclude the proposal under [R]ule 14a-8(b) because Thomas Wallenberg is a nominal proponent for John Chevedden, who is not eligible to submit a proposal to TRW'" (Exhibit 6, page 9, lines 1-4).

There is no similarity between *TRW Inc.* and this shareholder Proposal being filed on behalf of Eric Rehm. As related and in section C-3 above, Dr. Rehm has been a money management client of long standing who has enjoyed a robust relationship with Newground Social Investment, Investor Voice, and Bruce Herbert since 2007.

The two Chevedden cases from the early 2000's that the Company cites involved instances in which Mr. Chevedden had determined to file the same shareholder proposal at numerous companies, and sought shareholders via the Internet to help him advance his agenda. At the time of filing, he had no prior relationship with the investors other than that he had solicited them via the Internet.

In the *TRW Inc.* case the company presented the following information about their conversation with the proponent:

> "Third, Mr. Chevedden had no prior relationship with Mr. Wallenberg. In a conversation that I and Kristine Syrvalin, Senior Counsel for the Company, had with Mr. Wallenberg on Monday, December 11, 2000, he informed me that he became acquainted with Mr. Chevedden when he responded to inquiries over the Internet from Mr. Chevedden for shareholders of TRW who would be willing to sponsor a shareholder resolution. Mr. Wallenberg represented that while he has spoken to Mr. Chevedden a few times over the telephone and has communicated with him over the Internet, the two have never met. Clearly, then, the relationship between Mr. Wallenberg and Mr. Chevedden is not substantial relationship but minimal at best."
>
> "Fourth, in our conversation with Mr. Wallenberg, he represented that Mr. Chevedden drafted the Proposal and characterized Mr. Chevedden as "the brains behind" the Proposal. When asked what the Company would need

> to do to allow Mr. Wallenberg to withdraw the Proposal, he indicated that he would defer to Mr. Chevedden on this point and once again characterized the Proposal as "more or less his [Mr. Chevedden's] baby." Mr. Wallenberg indicated that his primary concern with the Company was stock price performance, but when we asked about the relationship between this concern and the Proposal, he did not appear to understand how Mr. Chevedden's Proposal to elect Directors annually would address the issue of stock price performance. Mr. Wallenberg concluded our conversation by stating that Mr. Chevedden has his own thoughts and that Mr. Wallenberg is acting to support him and his efforts."

Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the following facts were presented by the Company:

> "Mr. Brauff was surprised by the Corporation's letter. In his message, he stated that despite the fact that he was listed as having submitted it, he had not seen the Proposal before and did not know the Scaffs. He further stated that 'Mr. Chevedden and I did submit a proposal last year' but Mr. Chevedden 'assumed something that was not true this year.' Mr. Brauff said that he had called Mr. Chevedden and left a message on his answering machine asking Mr. Chevedden not to use Mr. Brauff's name again without asking first."

As above and in section C-3, there is no similarity between *PG&E Corp.* or *TRW Inc.* and this shareholder Proposal being filed on behalf of Eric Rehm. As related above, Dr. Rehm has been a money management client of long standing who has enjoyed a robust relationship with Newground Social Investment, Investor Voice, and Bruce Herbert since 2007.

C-13

- "Consistent with the 1983 Release, the Staff has found that a proponent cannot circumvent the Rule 14a-8 ownership requirements by using another "nominal proponent" to satisfy Rule 14a-8(b)" (Exhibit 6, page 8, lines 14-16).

Not relevant because the Proponent has not attempted to circumvent the ownership requirements – Dr. Rehm is the Proponent, and Dr. Rehm owns the shares. In its argument, the Company appears to confuse and distort the issue by pointing at Investor Voice when Eric Rehm is the Proponent.

C-14

- "Similarly here, in response to the Deficiency Notice, Investor Voice failed to timely provide evidence that as of the date it submitted this specific Proposal to the Company, it was authorized to do so by the Stockholder" (emphasis added) (Exhibit 6, page 9, lines 13-15).

This is misleading because Investor Voice did respond in a timely way to the Deficiency Notice. The Deficiency Notice was dated 12/12/2013 but received by Investor Voice on 12/13/2013; and the Investor Voice Deficiency Response was dated 12/23/2013 – only ten calendar days later.

The Company alleges that Investor Voice was not authorized; however, Investor Voice was, is, and has been authorized by Dr. Rehm and Ms. Geary for more than a half-decade. The Company seeks to ignore the validity of Investor Voice's standing authorization from its client, but fails to cite authority in Rule or precedent to support its claims.

C-15

- "does not provide any indication that the Stockholder intended to submit the specific Proposal to the Company for its 2014 Annual Meeting of Stockholders" (Exhibit 6, page 9, lines 17-19).

We smile at this assertion, when the fact set includes that Dr. Rehm has presented this same Proposal for three years in a row now.

Levity aside, the timing of the submission – upon the filing deadline stated in the Company's 2013 proxy as the deadline for submission of materials for inclusion in the 2014 proxy – clearly indicates the Proponent's intent. As well, the 12/11/2013 filing letter explicitly states: "please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement" (Exhibit 1, lines 18-20) – which can only reference the 2014 Annual Meeting of Stockholders.

C-16

- "If this type of a broad grant of authority were to be permitted, a market for free trade in stockholder proposals could develop, circumventing Rule 14a-8(b)'s requirement that only a stockholder may submit a stockholder proposal. This clearly is contrary to the precedent in the *TRW* and *PG&E* letters." (Exhibit 6, page 9, lines 21-24).

There is no similarity between the facts of this shareholder filing on behalf of Dr. Rehm, and the "market for free trade in stockholder proposals" scenario conjured by the Company.

As clearly delineated above, Dr. Rehm is a client of Newground Social Investment, which is wholly owned by Bruce Herbert, who is the Chief Executive of Investor Voice. Dr. Rehm is an established client, and this circumstance does not in the slightest represent a "free trade in stockholder proposals" as the Company somewhat shrilly opines.

Chevron cites *TRW Inc.* (avail. Jan. 24, 2001), in which the company in question stated that: "There is a marked contrast between **shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns...**" – which is precisely why individuals and entities seek out the counsel and expertise of Investor Voice.

For a sampling of the organizations that Investor Voice has worked with and served, we refer Staff to the Investor Voice website page entitled "Collaborators & Clients" (http://www.investorvoice.net/clients-collaborators). In addition to the entities shown, there is a host of individual clients the undersigned has represented over the past two decades who are not listed here.

C-17

There is no support for the Company's restrictive interpretations under Rule 14a-8(b)(i) or other portions of Rule 14a-8.

We feel the expressed concern over "a market for free trade in stockholder proposals" may be viewed as little more than a red herring. This is because the Filing Letter, Proposal, Letter of Verification, Letter of Appointment, and Statement of Intent together form an indivisible group of documents, such that none can stand alone or result in a shareholder filing on its own.

That portions of 14a-8 may apply certain criteria or requirements on one element of this group of documents does not at all mean that the same criteria or requirements then apply equally to each of the documents. The Company may argue otherwise, but does so without substantiating its claims by reference to the Rules or precedents.

This indivisible group of filing documents together create interlacing safeguards that offer great protection against the kind of "market for free trade in shareholder proposals" imagined by the Company.

However, even were such a scenario possible, in this instance, for this shareholder filing, for this Company and in this year, the Commission has before it a set of facts, circumstances, and participants that do not at all resemble the Company's feared outcome.

In summary, the Company has failed to carry its burden of proof in arguing against the Proponent's Letter of Appointment for Investor Voice. Therefore, the Company's No-Action Request should not be granted.

(D)
In Closing

The identity of Eric Rehm as the Proponent is clear, as is his status as a beneficial stockowner in good standing.

Dr. Rehm's intent to hold shares through the date of the next annual meeting of Chevron stockholders has been clearly and completely stated – not only by Investor Voice, his authorized representative (which was done contemporaneously, and is adequate under the Rules), but by himself in a notably thoroughgoing and complete Statement of Intent that comports with Rule 14a-8(b) in its entirely.

Dr. Rehm's authorization of Investor Voice to act on his behalf is based on a relationship of more than a half-decade's duration, and has involved a range of successful shareholder filings, including at Chevron for a period of six years.

These matters are clear not only from the facts of the case and from representations made in this year, but also from the five years prior when Dr. Rehm has appeared, with the undersigned representing him, before the Company in the filing of a succession of successful shareholder proposals.

In contrast, the Company has not substantiated its claims against the Proposal; in particular, we feel that Chevron's No-Action submission is fatally flawed because it:

- Unsuccessfully pleads uncertainty when all parties are known to the Company, and it had entirely valid and in-force documents in its possession at the time of the Proposal's submission.

- Demands criteria in its No-Action Request that were not requested in the Deficiency Notice, and that it does not substantiate by Rule.

- Cites not one determination that is relevant to the fact-set of this Proposal, or supportive at all of the Company's claims and assertions, in fact, *TRW*

Inc. bolsters the Proponent's case by presenting as entirely acceptable the very type of relationship that Investor Voice has with Dr. Rehm.

As a result of this analysis, we respectfully submit that Chevron has clearly failed to meet its burden of proof on all grounds. For these reasons we believe that the Company's No-Action request may be denied and that the Proposal should be included in the Company's 2014 proxy.

We very much appreciate the time and attention given by Staff to this important corporate governance matter regarding reasonable thresholds for special meetings of shareholders.

If you should have questions or need additional information, please contact me at (206) 522-3055 or team@InvestorVoice.net. If the Staff does not concur with the Proponent's position, we would appreciate an opportunity to confer with Staff concerning these matters prior to the issuance of its response. Thank you.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

enc Exhibits 1-6

cc Eric C. Rehm
Rick Hansen, Assistant Secretary and Supervising Counsel, Chevron Corporation
Lydia Beebe, Corporate Secretary and Chief Governance Officer

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

EXHIBITS

Chevron Corporation

No-Action Response dated 3/10/2014

~ ~ ~

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 1

Exhibit 1 | 2013 Filing Letter

(line numbers & highlights added)

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA OVERNIGHT DELIVERY

December 11, 2013

Lydia I. Beebe
Corporate Secretary & Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Filing of Shareholder Proposal on Special Meeting

Dear Ms. Beebe:

On behalf of clients, Investor Voice reviews and comments on the financial, social, and governance implications of the policies and practices of publicly-traded corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

We believe there are oversights and omissions in regard to Chevron's public reporting on issues that create material liability for Chevron's operations, and for shareholders. Improving the ability of shareholders to call for special meetings would enhance our company's corporate governance structure.

Therefore, on behalf of Eric C. Rehm, please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that "*Investor Voice*" is the sponsor of this resolution.

Eric Rehm is the beneficial owner of 43 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since December 12, 2005. In accordance with SEC rules, the client affirmatively states his intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders; and (if required) a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we would welcome a discussion of your current thinking in regard to this good governance proposal. In that regard, we note that at the 2013 annual meeting

Exhibit 1 | 2013 Filing Letter

(line numbers & highlights added)

this proposal attracted the support of 32.6% of shareowners – which represents nearly 626 million shares; more than $77.4 billion in market value.

We hope that a dialogue and meeting of the minds will result in positive steps being taken that lead to the withdrawal of the Proposal. Toward that end, you may contact us via the address and phone listed above

Many thanks; happy holidays; we look forward to a discussion of this important governance topic.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Eric C. Rehm
Interfaith Center on Corporate Responsibility

enc: Shareholder Proposal Regarding Special Meeting

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 2

Exhibit 2 | 2012 Filing Letter

(line numbers & highlights added)

INVESTOR VOICE

2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA OVERNIGHT DELIVERY

Wednesday, December 12, 2012

Lydia I. Beebe
Corporate Secretary & Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Filing of Shareholder Proposal on Special Meeting

Dear Ms. Beebe:

Investor Voice, on behalf of clients, reviews the financial, social, and governance implications of the policies and practices of public corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There appear to be oversights or omissions in regard to Chevron's public reporting on issues that may create material liability for our Company's operations, which is a circumstance that could disadvantage shareholders. On general principal, and for this reason in particular, we feel the ability of shareholders to call (at a reasonable threshold) for a special meeting would be a valuable addition to our company's corporate governance structure.

Therefore, on behalf of Eric C. Rehm (authorization attached), please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that "*Investor Voice*" is the sponsor of this resolution.

Eric Rehm is the beneficial owner of 43 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since December of 2005. In accordance with SEC rules, it is the client's intention (statement attached) to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders; and (if required) a representative of the filer will attend the meeting to move the resolution.

Exhibit 2 | 2012 Filing Letter

(line numbers & highlights added)

There is ample time between now and the proxy printing deadline to discuss the issue, and we would welcome a discussion of your current thinking in regard to this good governance proposal. In that regard, we note that at the 2012 annual meeting this proposal attracted the support of 30.8% of shareowners – which represents more than 429 million shares, or roughly $45 billion in market value.

We hope that a meeting of the minds can result in steps being taken that will allow the proposal to be withdrawn. Toward that end, you may contact us via the address and phone listed above

Many thanks. We look forward to hearing from you and having a robust discussion of this important governance topic.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Eric C. Rehm
Interfaith Center on Corporate Responsibility

enc: Shareholder Proposal Regarding Special Meeting
Letter of Authorization for Investor Voice
Letter of Intent to Hold Shares

INVESTOR
VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 3

(line numbers & highlights added)

Chevron

Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

VIA EMAIL (team@investorvoice.net)
VIA EXPRESS MAIL

December 12, 2013

Mr. Bruce T. Herbert
Chief Executive
Investor Voice, SPC
10033 12th Avenue NW
Seattle, WA 98177

Re: Shareholder Proposal

Dear Mr. Herbert,

We have received your letter, emailed and faxed to Ms. Lydia Beebe on December 12, 2013, on behalf of Mr. Eric C. Rehm, submitting a shareholder proposal for inclusion in Chevron's proxy statement and proxy for its 2014 annual meeting of shareholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934 ("Exchange Act"), the U.S. Securities and Exchange Commission ("SEC") has prescribed certain procedural and eligibility requirements for the submission of proposals. I write to provide notice of certain defects in your submission, as detailed below, and ask that you provide to us documents sufficient to remedy these defects.

First, your letter did not include proof of Mr. Rehm's ownership of Chevron shares entitled to be voted on the proposal.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, Mr. Rehm must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting for at least one year by the date the proposal is submitted. Chevron's stock records for its registered holders do not indicate that Mr. Rehm is a registered holder. Exchange Act Rule 14a-8(b)(2) and SEC staff guidance provide that if Mr. Rehm is not a registered holder he must prove his share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of his shares (usually a broker or bank) verifying that Mr. Rehm continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013); or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting his ownership of the required value or

Exhibit 3 | Deficiency Notice

(line numbers & highlights added)

> number of shares as of or before the date on which the one-year eligibility period begins and any subsequent amendments reporting a change in ownership level, along with a written statement that he has owned the required value or number of shares continuously for at least one year as of the date the proposal was submitted (December 12, 2013).

Your letter did not include the required proof of Mr. Rehm's ownership of Chevron stock. By this letter, I am requesting that you provide to us acceptable documentation that Mr. Rehm holds the required value or number of shares to submit a proposal and that he has continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013).

In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at C(1)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-8(b)(2), written statements verifying ownership of shares "must be from the record holder of the shareholder's securities, which is usually a broker or bank." Further, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), and the Division of Corporation Finance advises that, also for purposes of Exchange Act Rule 14a-8(b)(2), only DTC participants or affiliates of DTC participants "should be viewed as 'record' holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No. 14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information for proponents when submitting proof of ownership to companies can be found on the SEC's web site at: http://www.sec.gov/interps/legal.shtml.) Mr. Rehm can confirm whether his broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at either
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or
http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

Consistent with the above, if Mr. Rehm intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares, please provide to us a written statement from the DTC participant record holder of Mr. Rehm's shares verifying (a) that the DTC participant is the record holder, (b) the number of shares held in Mr. Rehm's name, and (c) that Mr. Rehm continuously held the required value or number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013).

Please note that if Mr. Rehm's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which his shares are held verifying that he continuously held the requisite number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013). Mr. Rehm should be able to find out the identity of the DTC participant by asking his broker or bank. If the broker is an introducing broker, Mr. Rehm may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant

Exhibit 3 | Deficiency Notice

(line numbers & highlights added)

that holds Mr. Rehm's shares is not able to confirm Mr. Rehm's individual holdings but is able to confirm the holdings of his broker or bank, then Mr. Rehm needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013), he continuously held that the requisite number of Chevron shares. The first statement should be from Mr. Rehm's broker or bank confirming his ownership. The second statement should be from the DTC participant confirming the broker or bank's ownership.

Second, your letter did not include any documentation demonstrating that Mr. Rehm has granted Investor Voice sufficient authority to submit the proposal on his behalf. In order for the proposal to be properly submitted by Mr. Rehm, Investor Voice must provide a copy of Investor Voice's authorization from Mr. Rehm to submit the proposal as Mr. Rehm's qualified representative. Absent such documentation, it would appear that the proposal is being submitted by Investor Voice, in which case Investor Voice must provide proof of its own ownership of at least $2,000, or 1%, of Chevron's shares entitled to vote on the proposal for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013), as required by Exchange Act Rule 14a-8(b)(2). To remedy this defect, please provide to us documentation demonstrating that Mr. Rehm has granted Investor Voice authority to submit the proposal on his behalf.

Third, Mr. Rehm has not provided a written statement that he intends to continue to hold the requisite number of Chevron shares through the date of Chevron's 2014 annual meeting of shareholders. Although your letter purports to provide such a statement, the statement is insufficient because you have not provided evidence of Investor Voice's authority to make such a statement on Mr. Rehm's behalf. To remedy this defect, either (1) Mr. Rehm must submit a written statement that he intends to continue holding the requisite number of Chevron shares through the date of Chevron's 2014 annual meeting of shareholders; or (2) Investor Voice must provide documentation that it is authorized to make such a statement on Mr. Rehm's behalf.

I appreciate your attention to these matters. Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Copies of Exchange Act Rule 14a-8 and Staff Legal Bulletin No. 14F are enclosed for your convenience.

Sincerely yours,



Enclosures

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 4

Exhibit 4 | Letter of Appointment

(line numbers & highlights added)

Wednesday, November 28, 2012

Re: Appointment of Investor Voice

To Whom It May Concern:

By this letter I/we hereby authorize and appoint Investor Voice and/or Newground Social Investment (or its agents), to represent me/us for the securities that I/we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

To any company receiving a shareholder proposal under this appointment and grant of authority, consider this letter both instruction and authorization to direct all correspondence, questions, or communication to Investor Voice (and/or Newground Social Investment), at the address below.

Sincerely,

Eric C. Rehm *Mary P. Geary*

Eric C. Rehm
Mary P. Geary
c/o Bruce T. Herbert
Investor Voice
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 5

Exhibit 5 | Letter of Intent

(line numbers & highlights added)

Wednesday, November 28, 2012

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter I/we hereby express my/our intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This statement acknowledges my/our responsibility under SEC rules, and applies to the shares of any company that I/we own at which a shareholder proposal is filed (whether directly or on my/our behalf).

This Statement of Intent is intended to be durable, and forward-looking as well as retroactive.

Sincerely,

Eric C. Rehm *Mary P. Geary*

Eric C. Rehm
Mary P. Geary
c/o Bruce T. Herbert
Investor Voice
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

Exhibit 6

Chevron

Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road, T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

January 20, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of Investor Voice, SPC, on behalf of Eric C. Rehm
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from Investor Voice, SPC ("Investor Voice"), on behalf of Eric C. Rehm (the "Stockholder").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- are sending copies of this correspondence to Investor Voice.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Investor Voice and the Stockholder that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareowners request that the Board of Chevron Corporation ("Chevron" or "Company") take all possible steps to amend Company bylaws and appropriate governing documents to give holders of 10% of outstanding common stock the power to call a special shareowners meeting. To the fullest extent permitted by law, such bylaw text in regard to calling a special meeting shall not contain exceptions or excluding conditions that apply only to shareowners but not to management or the Board.

A copy of the Proposal, as well as related correspondence from Investor Voice, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Stockholder failed to provide an adequate statement of intent to hold the requisite shares through the date of the 2014 Annual Meeting; and

- Rule 14a-8(f) because Investor Voice is not a stockholder and failed to provide adequate proof that it is acting on behalf of the Stockholder under Rule 14a-8(b).

BACKGROUND

In a letter dated December 11, 2013 which was received by the Company on December 12, 2013, Investor Voice submitted the Proposal to the Company via email purportedly on behalf of the Stockholder. *See* Exhibit A. Investor Voice's submission requested that the Company identify *Investor Voice* as the "sponsor" of the Proposal in the Company's proxy statement. Investor Voice's submission did not contain any documentation to support Investor Voice's claim that the Stockholder had authorized Investor Voice to submit the Proposal on his behalf. Investor Voice's submission also did not contain any proof of ownership of the Company's shares by Investor Voice or the Stockholder, and did not include a statement from Investor Voice or the Stockholder as to its or his own respective intention to hold the requisite number of Company shares through the date of the 2014 Annual Meeting of Stockholders. Instead, Investor Voice's submission included a statement from Investor Voice that "the client [i.e., the Stockholder] affirmatively states his intent to continue to hold

Exhibit 6 | No-Action Request

(line numbers & highlights added)

a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders."

Accordingly, after the Company verified that Investor Voice and the Stockholder were not stockholders of record, the undersigned sent a deficiency notice to Investor Voice on the Company's behalf on December 12, 2013 (the "Deficiency Notice," attached hereto as Exhibit B), which was sent on that day via overnight delivery within 14 days of the date the Company received the Proposal. Because the materials submitted by Investor Voice contained a number of deficiencies, the Deficiency Notice expressly identified each deficiency; explained the steps Investor Voice or the Stockholder could take to cure each of the deficiencies; and stated that the Commission's rules required any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received. The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011).

Specifically, the Deficiency Notice stated that absent "documentation demonstrating that Mr. Rehm has granted Investor Voice sufficient authority to submit the proposal on his behalf . . . it would appear that the proposal is being submitted by Investor Voice." The Deficiency Notice also specified the information that Investor Voice had to provide if it is the proponent of the Proposal to demonstrate its continuous ownership of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company. Finally the Deficiency Notice specified the information that needed to be provided to the Company if the Stockholder is the proponent of the Proposal, including evidence that the Stockholder had authorized Investor Voice to submit the Proposal on his behalf and confirmation of the Stockholder's intention to continue to hold the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders. Our records confirm delivery of the Deficiency Notice via overnight mail at 9:57 a.m. on December 16, 2013. *See* Exhibit C.

The Company received Investor Voice's response to the Deficiency Notice on December 23, 2013 (the "Deficiency Response Letter," attached hereto as Exhibit D.) The Deficiency Response Letter included, among other things, a document dated November 28, 2012, more than a year before the Proposal was submitted, and signed by the Stockholder as well as another individual, Mary P. Geary (the "Authorization Letter"), stating:

> I/we hereby authorize and appoint Investor Voice . . . to represent me/us for the securities that I/we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings. This authorization and appointment is intended to be forward-looking as well as retroactive.

Exhibit 6 | No-Action Request

(line numbers & highlights added)

The Authorization Letter also states that "any company receiving a shareholder proposal under this appointment and grant of authority" shall "direct all correspondence, questions, or communication to Investor Voice . . . ."

The Deficiency Response Letter also included a document dated November 28, 2012 and signed by the Stockholder as well as another individual, Mary P. Geary, stating, "By this letter, I/we hereby express my/our intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders" and stating that the letter "applies to the shares of any company that I/we own at which a shareholder proposal is filed (whether directly or on my/our behalf)." None of the documents from the Stockholder that were provided by Investor Voice specifically refer to the Company or the Proposal. The 14-day deadline to respond to the Deficiency Notice expired on December 26, 2013, and the Company has not received any other correspondence from Investor Voice or the Stockholder addressing these deficiencies.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Stockholder Failed To Provide An Adequate Statement Of Intent To Hold The Requisite Shares Through The Date Of The 2014 Annual Meeting.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Stockholder did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, you [the stockholder][1] must . . . continue to hold those securities [*i.e.*, at least $2,000 in market value, or 1%, of the company's securities] through the date of the meeting." Rule 14a-8(b)(2) further provides, as relevant here, "at the time you [the stockholder] submit your proposal, you must prove your eligibility to the company in one of two ways . . . . You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders." *See also* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") (specifying that a stockholder is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the stockholder meeting). Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

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[1] Rule 14a-8 clarifies that "[t]he references to 'you' are to a *shareholder* seeking to submit the proposal" (emphasis added).

Exhibit 6 | No-Action Request

(line numbers & highlights added)

The Staff consistently has concurred in the exclusion of stockholder proposals submitted by proponents who have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the stockholder meeting at which the proposal will be voted on by stockholders. For example, in *General Mills, Inc.* (avail. June 25, 2013), the Staff concurred that the company could exclude a stockholder proposal where the proponent failed to provide a written statement of intent to hold its securities in response to the company's deficiency notice. *See also General Electric Co.* (avail. Jan. 30, 2012); *International Business Machines Corp.* (avail. Dec. 28, 2010); *Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case the Staff concurred in the exclusion of a stockholder proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by stockholders).

In addition, the Staff has concurred in the exclusion of stockholder proposals where the statement provided by a stockholder was not an adequate statement of the proponent's intention to continue holding the requisite amount of shares through the date of the stockholder meeting at which the proposal will be voted on by stockholders. For example, in *Energen Corp. (Calvert Asset Management Co., Inc.)* (avail. Feb. 22, 2011), the Staff concurred that the company could exclude the proposal under Rule 14a-8(f) where the written statement of intent to hold the company's securities was provided by the proponents' representative, rather than the proponents themselves. *See also The Cheesecake Factory Inc.* (avail. Mar. 27, 2012) (concurring in the exclusion of a stockholder proposal where the written statement of intent stated that the proponents intended to continue to own an unspecified number of shares in the company through the date of the company's annual meeting of stockholders but did not specify an intent to continue to own the requisite number of shares required under Rule 14a-8(b)); *SBC Communications Inc.* (avail. Jan. 12, 2004) (concurring in the exclusion of a stockholder proposal where the written statement of intent stated that the proponents intended to continue to own their shares in the company for an unspecified period of time but did not specify an intent to continue to own the shares through the date of the company's subsequent annual meeting).

As with the proposals cited above, Investor Voice and the Stockholder have failed to provide an adequate written statement that, as of the date the Proposal was submitted, the Stockholder intends to hold the requisite amount of Company shares through the date of the Company's 2014 Annual Meeting as required by Rule 14a-8(b). The statement from Investor Voice, included in Investor Voice's initial submission to the Company, that "the client [i.e., the Stockholder] affirmatively states his intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders" is not sufficient because it was not made by the Stockholder, as required by Rule 14a-8(b). Pursuant to Rule 14a-8(b)(2)(i), "[y]ou [the stockholder] must . . . include *your own* written statement that you intend to continue to hold the securities through the date of the meeting of shareholders" (emphasis added). The Staff has further explained that "[t]he shareholder must provide this written statement." *See* SLB 14, Question (C)(1)(d). As in *Energen*, where, as discussed above, the proponents' representative provided a statement of its intent to hold the company's securities on behalf of the proponents, Investor Voice's statement that "the clients [i.e., the Stockholders] state their intent" to hold Company shares does not meet the requirement in Rule 14a-8(b)(2) for the stockholder to provide *its own* written statement of its intention to hold the Company's shares. Regardless, the Company did not receive any documentation from the Stockholder indicating that Investor Voice was authorized to make a written statement on behalf of the Stockholder regarding his ownership of Company shares.

In addition, despite the Company's timely Deficiency Notice, the Company has not been provided the requisite written statement of the Stockholder that, at the time the Proposal was submitted, the Stockholder intends to hold the requisite amount of Company shares through the date of the Company's 2014 Annual Meeting, as required by Rule 14a-8(b). Here, the statement of intent provided by Investor Voice in response to the Deficiency Notice is even more generalized than the statements at issue in *Energen*, *The Cheesecake Factory* and *SBC Communications*, where, as described above, the Staff concurred in the exclusion of the stockholder proposals. Specifically, in response to the Company's timely Deficiency Notice, Investor Voice provided a generic letter from the Stockholder as well as another individual, Mary P. Geary, addressed "To Whom It May Concern" and dated as of November 28, 2012, more than 12 months in advance of the date the Proposal was submitted. The November 28, 2012 letter purports to represent the intention of the Stockholder and/or Ms. Geary to hold stock in an unspecified company through the date of an unspecified annual meeting, for purposes of any and all stockholder proposals that may be submitted by or on behalf of the Stockholder and/or Ms. Geary. The November 28, 2012 letter even claims to operate for all eternity, in that it states it is "intended to be durable, and forward-looking as well as retroactive."

The November 28, 2012 letter provided by Investor Voice is so vague and indefinite that it cannot credibly be relied upon to represent the intentions of the Stockholder as of the time the Proposal was submitted to the Company, as the letter does not identify the company stock *or* the annual meeting to which it relates, and is dated more than a full year before the Proposal was submitted. Moreover, the Company has received correspondence only from Investor Voice, purporting to act on behalf of the Stockholder, and thus, there is no reasonable assurance that the Stockholder's intent to hold the requisite number of shares of the Company has not changed since November 28, 2012, the date of the Stockholder's letter provided by Investor Voice. In response to the Deficiency Notice, the Company has not been provided a timely and sufficient statement to satisfy the Stockholder's responsibility under Rule 14a-8(b) to demonstrate that, at the time the Proposal was submitted to the Company, the Stockholder intends to hold Company shares through the date of the Company's 2014 Annual Meeting. Investor Voice and the Stockholder thus failed to satisfy the requirements of Rule 14a-8, which places the burden of proving eligibility on the proposing stockholder, not the Company. Accordingly, the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(f) Because Investor Voice Is Not A Stockholder And Failed To Provide Adequate Proof That It Is Acting On Behalf Of The Stockholder Under Rule 14a-8(b).

The Proposal also is excludable because Investor Voice failed to provide adequate proof that it is acting on behalf of the Stockholder. As discussed below, because the Authorization Letter provided by Investor Voice fails to demonstrate that, as of the date the Proposal was submitted to the Company, Investor Voice was authorized to submit the Proposal to the Company on behalf of the Stockholder, Investor Voice cannot satisfy the Rule 14a-8(b) ownership requirement by presenting evidence of the Stockholder's ownership of the Company's shares, so the Proposal can be excluded pursuant to Rule 14a-8(f).

The Commission's stockholder proposal rule requires that the person submitting a proposal be a security holder of the company to which the proposal is submitted. SLB 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company." Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Rule 14a-8 clarifies that "[t]he references to 'you' are to a *shareholder* seeking to submit the proposal" (emphasis added). Consistent with this requirement, and in contrast to the approach followed by Investor Voice, in situations where stockholders seek to have a representative submit a particular proposal on their behalf, the representatives of stockholders routinely include written authorization from the represented stockholder to submit a particular proposal to a particular company in the initial submission of a proposal.[2]

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[2] These facts are in contrast to those in *Raytheon Co.* (avail. Mar. 13, 2008, *recon. granted on other grounds* Mar. 28, 2008), where the Staff declined to concur in the exclusion of a proposal that a stockholder's representative submitted on behalf of the stockholder. In *Raytheon*, the company initially did not receive any documentation of the representative's authorization to submit the proposal on the stockholder's behalf, but the representative subsequently provided such documentation, and it was dated as of the date the proposal had been submitted. Here, on the other hand, the Authorization Letter from

The Rule 14a-8(b) share ownership requirements were put in place in part due to a widespread desire to curtail abuse of the stockholder proposal process by persons who were not stockholders. In 1983, when the Commission adopted a minimum ownership threshold and holding period for the submission of stockholder proposals, the Commission stated that

> A majority of the commentators . . . supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed.

Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

Consistent with the 1983 Release, the Staff has found that a proponent cannot circumvent the Rule 14a-8 ownership requirements by using another "nominal proponent" to satisfy Rule 14a-8(b). In *TRW Inc.* (avail. Jan. 24, 2001), John Chevedden was not eligible to submit a proposal to the company on his own behalf but published an inquiry on the Internet, searching for a stockholder who was willing to sponsor his proposal. One stockholder, Thomas Wallenberg, responded to the inquiry and signed an authorization letter stating that "[t]his is my legal proxy for Mr. John Chevedden to represent me and my shareholder proposal at the applicable shareholder meeting before, during and after the shareholder meeting. Please direct all future communication to John Chevedden." In subsequent conversations with the company, Mr. Wallenberg indicated that Mr. Chevedden had drafted the proposal and that Mr. Wallenberg was acting to support Mr. Chevedden and Mr. Chevedden's efforts. In its no-action request, the company argued that the proposal could be excluded under Rule 14a-8(b):

> There is a marked contrast between shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns with the [c]ompany, and shareholders who are enticed to lend their shares to Mr. Chevedden in order to permit Mr. Chevedden to further his own agenda. While the former might be permissible, the latter clearly should not be, as it directly contravenes the rules' requirements for an economic stake or investment interest.

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the Stockholder is generic, not identifying the Company, the Proposal or the meeting for which the Proposal is intended, and is dated more than a year before the Proposal was submitted to the Company.

The Staff concurred in the exclusion of the proposal, noting that "there appears to be some basis for your view that TRW may exclude the proposal under [R]ule 14a-8(b) because Thomas Wallenberg is a nominal proponent for John Chevedden, who is not eligible to submit a proposal to TRW."

Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a stockholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that instance, the nominal proponents stated that they did not know each other, one stockholder indicated that Mr. Chevedden submitted the proposal without contacting him, and the other said that Mr. Chevedden was "handling the matter." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Similarly here, in response to the Deficiency Notice, Investor Voice failed to timely provide evidence that as of the date it submitted this specific Proposal to the Company, it was authorized to do so by the Stockholder. The "authorization" by the Stockholder purporting to authorize Investor Voice to act on his behalf, in addition to being dated more than a year before the date Investor Voice submitted the Proposal, does not provide any indication that the Stockholder intended to submit the specific Proposal to the Company for its 2014 Annual Meeting of Stockholders. Instead, it serves as *carte blanche* for Investor Voice to submit any proposal that it wishes at any company where the Stockholder and/or Ms. Geary own stock. If this type of a broad grant of authority were to be permitted, a market for free trade in stockholder proposals could develop, circumventing Rule 14a-8(b)'s requirement that only a stockholder may submit a stockholder proposal. This clearly is contrary to the precedent in the *TRW* and *PG&E* letters.

Thus, since Investor Voice was not properly authorized to submit the Proposal on behalf of the Stockholder, it must be viewed as the proponent of the Proposal. Yet, despite the request for proof of ownership contained in the Deficiency Notice, Investor Voice has not submitted any proof that it is a stockholder of the Company. Because Investor Voice failed to provide proof of ownership of the Company's securities after receiving the Deficiency Notice, the Company may properly exclude the Proposal from its 2014 Proxy Materials in reliance on Rules 14a-8(b) and (f).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Rick E. Hansen

Enclosures

cc: Bruce T. Herbert, Chief Executive, Investor Voice, SPC

Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

January 20, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of Investor Voice, SPC, on behalf of Eric C. Rehm
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from Investor Voice, SPC ("Investor Voice"), on behalf of Eric C. Rehm (the "Stockholder").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- are sending copies of this correspondence to Investor Voice.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Investor Voice and the Stockholder that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareowners request that the Board of Chevron Corporation ("Chevron" or "Company") take all possible steps to amend Company bylaws and appropriate governing documents to give holders of 10% of outstanding common stock the power to call a special shareowners meeting. To the fullest extent permitted by law, such bylaw text in regard to calling a special meeting shall not contain exceptions or excluding conditions that apply only to shareowners but not to management or the Board.

A copy of the Proposal, as well as related correspondence from Investor Voice, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Stockholder failed to provide an adequate statement of intent to hold the requisite shares through the date of the 2014 Annual Meeting; and

- Rule 14a-8(f) because Investor Voice is not a stockholder and failed to provide adequate proof that it is acting on behalf of the Stockholder under Rule 14a-8(b).

BACKGROUND

In a letter dated December 11, 2013 which was received by the Company on December 12, 2013, Investor Voice submitted the Proposal to the Company via email purportedly on behalf of the Stockholder. *See* Exhibit A. Investor Voice's submission requested that the Company identify *Investor Voice* as the "sponsor" of the Proposal in the Company's proxy statement. Investor Voice's submission did not contain any documentation to support Investor Voice's claim that the Stockholder had authorized Investor Voice to submit the Proposal on his behalf. Investor Voice's submission also did not contain any proof of ownership of the Company's shares by Investor Voice or the Stockholder, and did not include a statement from Investor Voice or the Stockholder as to its or his own respective intention to hold the requisite number of Company shares through the date of the 2014 Annual Meeting of Stockholders. Instead, Investor Voice's submission included a statement from Investor Voice that "the client [i.e., the Stockholder] affirmatively states his intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders."

Accordingly, after the Company verified that Investor Voice and the Stockholder were not stockholders of record, the undersigned sent a deficiency notice to Investor Voice on the Company's behalf on December 12, 2013 (the "Deficiency Notice," attached hereto as Exhibit B), which was sent on that day via overnight delivery within 14 days of the date the Company received the Proposal. Because the materials submitted by Investor Voice contained a number of deficiencies, the Deficiency Notice expressly identified each deficiency; explained the steps Investor Voice or the Stockholder could take to cure each of the deficiencies; and stated that the Commission's rules required any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received. The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011).

Specifically, the Deficiency Notice stated that absent "documentation demonstrating that Mr. Rehm has granted Investor Voice sufficient authority to submit the proposal on his behalf . . . it would appear that the proposal is being submitted by Investor Voice." The Deficiency Notice also specified the information that Investor Voice had to provide if it is the proponent of the Proposal to demonstrate its continuous ownership of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company. Finally the Deficiency Notice specified the information that needed to be provided to the Company if the Stockholder is the proponent of the Proposal, including evidence that the Stockholder had authorized Investor Voice to submit the Proposal on his behalf and confirmation of the Stockholder's intention to continue to hold the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders. Our records confirm delivery of the Deficiency Notice via overnight mail at 9:57 a.m. on December 16, 2013. *See* Exhibit C.

The Company received Investor Voice's response to the Deficiency Notice on December 23, 2013 (the "Deficiency Response Letter," attached hereto as Exhibit D.) The Deficiency Response Letter included, among other things, a document dated November 28, 2012, more than a year before the Proposal was submitted, and signed by the Stockholder as well as another individual, Mary P. Geary (the "Authorization Letter"), stating:

> I/we hereby authorize and appoint Investor Voice . . . to represent me/us for the securities that I/we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings. This authorization and appointment is intended to be forward-looking as well as retroactive.

The Authorization Letter also states that "any company receiving a shareholder proposal under this appointment and grant of authority" shall "direct all correspondence, questions, or communication to Investor Voice . . . ."

The Deficiency Response Letter also included a document dated November 28, 2012 and signed by the Stockholder as well as another individual, Mary P. Geary, stating, "By this letter, I/we hereby express my/our intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders" and stating that the letter "applies to the shares of any company that I/we own at which a shareholder proposal is filed (whether directly or on my/our behalf)." None of the documents from the Stockholder that were provided by Investor Voice specifically refer to the Company or the Proposal. The 14-day deadline to respond to the Deficiency Notice expired on December 26, 2013, and the Company has not received any other correspondence from Investor Voice or the Stockholder addressing these deficiencies.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Stockholder Failed To Provide An Adequate Statement Of Intent To Hold The Requisite Shares Through The Date Of The 2014 Annual Meeting.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Stockholder did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, you [the stockholder][1] must . . . continue to hold those securities [*i.e.*, at least $2,000 in market value, or 1%, of the company's securities] through the date of the meeting." Rule 14a-8(b)(2) further provides, as relevant here, "at the time you [the stockholder] submit your proposal, you must prove your eligibility to the company in one of two ways . . . . You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders." *See also* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") (specifying that a stockholder is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the stockholder meeting). Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

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[1] Rule 14a-8 clarifies that "[t]he references to 'you' are to a *shareholder* seeking to submit the proposal" (emphasis added).

The Staff consistently has concurred in the exclusion of stockholder proposals submitted by proponents who have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the stockholder meeting at which the proposal will be voted on by stockholders. For example, in *General Mills, Inc.* (avail. June 25, 2013), the Staff concurred that the company could exclude a stockholder proposal where the proponent failed to provide a written statement of intent to hold its securities in response to the company's deficiency notice. *See also General Electric Co.* (avail. Jan. 30, 2012); *International Business Machines Corp.* (avail. Dec. 28, 2010); *Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case the Staff concurred in the exclusion of a stockholder proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by stockholders).

In addition, the Staff has concurred in the exclusion of stockholder proposals where the statement provided by a stockholder was not an adequate statement of the proponent's intention to continue holding the requisite amount of shares through the date of the stockholder meeting at which the proposal will be voted on by stockholders. For example, in *Energen Corp. (Calvert Asset Management Co., Inc.)* (avail. Feb. 22, 2011), the Staff concurred that the company could exclude the proposal under Rule 14a-8(f) where the written statement of intent to hold the company's securities was provided by the proponents' representative, rather than the proponents themselves. *See also The Cheesecake Factory Inc.* (avail. Mar. 27, 2012) (concurring in the exclusion of a stockholder proposal where the written statement of intent stated that the proponents intended to continue to own an unspecified number of shares in the company through the date of the company's annual meeting of stockholders but did not specify an intent to continue to own the requisite number of shares required under Rule 14a-8(b)); *SBC Communications Inc.* (avail. Jan. 12, 2004) (concurring in the exclusion of a stockholder proposal where the written statement of intent stated that the proponents intended to continue to own their shares in the company for an unspecified period of time but did not specify an intent to continue to own the shares through the date of the company's subsequent annual meeting).

As with the proposals cited above, Investor Voice and the Stockholder have failed to provide an adequate written statement that, as of the date the Proposal was submitted, the Stockholder intends to hold the requisite amount of Company shares through the date of the Company's 2014 Annual Meeting as required by Rule 14a-8(b). The statement from Investor Voice, included in Investor Voice's initial submission to the Company, that "the client [i.e., the Stockholder] affirmatively states his intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders" is not sufficient because it was not made by the Stockholder, as required by Rule 14a-8(b). Pursuant to Rule 14a-8(b)(2)(i), "[y]ou [the stockholder] must . . . include *your own* written statement that you intend to continue to hold the securities through the date of the meeting of shareholders" (emphasis added). The Staff has further explained that "[t]he shareholder must provide this written statement." *See* SLB 14, Question (C)(1)(d). As in *Energen*, where, as discussed above, the proponents' representative provided a statement of its intent to hold the company's securities on behalf of the proponents, Investor Voice's statement that "the clients [i.e., the Stockholders] state their intent" to hold Company shares does not meet the requirement in Rule 14a-8(b)(2) for the stockholder to provide *its own* written statement of its intention to hold the Company's shares. Regardless, the Company did not receive any documentation from the Stockholder indicating that Investor Voice was authorized to make a written statement on behalf of the Stockholder regarding his ownership of Company shares.

In addition, despite the Company's timely Deficiency Notice, the Company has not been provided the requisite written statement of the Stockholder that, at the time the Proposal was submitted, the Stockholder intends to hold the requisite amount of Company shares through the date of the Company's 2014 Annual Meeting, as required by Rule 14a-8(b). Here, the statement of intent provided by Investor Voice in response to the Deficiency Notice is even more generalized than the statements at issue in *Energen*, *The Cheesecake Factory* and *SBC Communications*, where, as described above, the Staff concurred in the exclusion of the stockholder proposals. Specifically, in response to the Company's timely Deficiency Notice, Investor Voice provided a generic letter from the Stockholder as well as another individual, Mary P. Geary, addressed "To Whom It May Concern" and dated as of November 28, 2012, more than 12 months in advance of the date the Proposal was submitted. The November 28, 2012 letter purports to represent the intention of the Stockholder and/or Ms. Geary to hold stock in an unspecified company through the date of an unspecified annual meeting, for purposes of any and all stockholder proposals that may be submitted by or on behalf of the Stockholder and/or Ms. Geary. The November 28, 2012 letter even claims to operate for all eternity, in that it states it is "intended to be durable, and forward-looking as well as retroactive."

The November 28, 2012 letter provided by Investor Voice is so vague and indefinite that it cannot credibly be relied upon to represent the intentions of the Stockholder as of the time the Proposal was submitted to the Company, as the letter does not identify the company stock *or* the annual meeting to which it relates, and is dated more than a full year before the Proposal was submitted. Moreover, the Company has received correspondence only from Investor Voice, purporting to act on behalf of the Stockholder, and thus, there is no reasonable assurance that the Stockholder's intent to hold the requisite number of shares of the Company has not changed since November 28, 2012, the date of the Stockholder's letter provided by Investor Voice. In response to the Deficiency Notice, the Company has not been provided a timely and sufficient statement to satisfy the Stockholder's responsibility under Rule 14a-8(b) to demonstrate that, at the time the Proposal was submitted to the Company, the Stockholder intends to hold Company shares through the date of the Company's 2014 Annual Meeting. Investor Voice and the Stockholder thus failed to satisfy the requirements of Rule 14a-8, which places the burden of proving eligibility on the proposing stockholder, not the Company. Accordingly, the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(f) Because Investor Voice Is Not A Stockholder And Failed To Provide Adequate Proof That It Is Acting On Behalf Of The Stockholder Under Rule 14a-8(b).

The Proposal also is excludable because Investor Voice failed to provide adequate proof that it is acting on behalf of the Stockholder. As discussed below, because the Authorization Letter provided by Investor Voice fails to demonstrate that, as of the date the Proposal was submitted to the Company, Investor Voice was authorized to submit the Proposal to the Company on behalf of the Stockholder, Investor Voice cannot satisfy the Rule 14a-8(b) ownership requirement by presenting evidence of the Stockholder's ownership of the Company's shares, so the Proposal can be excluded pursuant to Rule 14a-8(f).

The Commission's stockholder proposal rule requires that the person submitting a proposal be a security holder of the company to which the proposal is submitted. SLB 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company." Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Rule 14a-8 clarifies that "[t]he references to 'you' are to a *shareholder* seeking to submit the proposal" (emphasis added). Consistent with this requirement, and in contrast to the approach followed by Investor Voice, in situations where stockholders seek to have a representative submit a particular proposal on their behalf, the representatives of stockholders routinely include written authorization from the represented stockholder to submit a particular proposal to a particular company in the initial submission of a proposal.[2]

---

[2] These facts are in contrast to those in *Raytheon Co.* (avail. Mar. 13, 2008, *recon. granted on other grounds* Mar. 28, 2008), where the Staff declined to concur in the exclusion of a proposal that a stockholder's representative submitted on behalf of the stockholder. In *Raytheon*, the company initially did not receive any documentation of the representative's authorization to submit the proposal on the stockholder's behalf, but the representative subsequently provided such documentation, and it was dated as of the date the proposal had been submitted. Here, on the other hand, the Authorization Letter from

The Rule 14a-8(b) share ownership requirements were put in place in part due to a widespread desire to curtail abuse of the stockholder proposal process by persons who were not stockholders. In 1983, when the Commission adopted a minimum ownership threshold and holding period for the submission of stockholder proposals, the Commission stated that

> A majority of the commentators . . . supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed.

Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

Consistent with the 1983 Release, the Staff has found that a proponent cannot circumvent the Rule 14a-8 ownership requirements by using another "nominal proponent" to satisfy Rule 14a-8(b). In *TRW Inc.* (avail. Jan. 24, 2001), John Chevedden was not eligible to submit a proposal to the company on his own behalf but published an inquiry on the Internet, searching for a stockholder who was willing to sponsor his proposal. One stockholder, Thomas Wallenberg, responded to the inquiry and signed an authorization letter stating that "[t]his is my legal proxy for Mr. John Chevedden to represent me and my shareholder proposal at the applicable shareholder meeting before, during and after the shareholder meeting. Please direct all future communication to John Chevedden." In subsequent conversations with the company, Mr. Wallenberg indicated that Mr. Chevedden had drafted the proposal and that Mr. Wallenberg was acting to support Mr. Chevedden and Mr. Chevedden's efforts. In its no-action request, the company argued that the proposal could be excluded under Rule 14a-8(b):

> There is a marked contrast between shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns with the [c]ompany, and shareholders who are enticed to lend their shares to Mr. Chevedden in order to permit Mr. Chevedden to further his own agenda. While the former might be permissible, the latter clearly should not be, as it directly contravenes the rules' requirements for an economic stake or investment interest.

---

the Stockholder is generic, not identifying the Company, the Proposal or the meeting for which the Proposal is intended, and is dated more than a year before the Proposal was submitted to the Company.

The Staff concurred in the exclusion of the proposal, noting that "there appears to be some basis for your view that TRW may exclude the proposal under [R]ule 14a-8(b) because Thomas Wallenberg is a nominal proponent for John Chevedden, who is not eligible to submit a proposal to TRW."

Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a stockholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that instance, the nominal proponents stated that they did not know each other, one stockholder indicated that Mr. Chevedden submitted the proposal without contacting him, and the other said that Mr. Chevedden was "handling the matter." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Similarly here, in response to the Deficiency Notice, Investor Voice failed to timely provide evidence that as of the date it submitted this specific Proposal to the Company, it was authorized to do so by the Stockholder. The "authorization" by the Stockholder purporting to authorize Investor Voice to act on his behalf, in addition to being dated more than a year before the date Investor Voice submitted the Proposal, does not provide any indication that the Stockholder intended to submit the specific Proposal to the Company for its 2014 Annual Meeting of Stockholders. Instead, it serves as *carte blanche* for Investor Voice to submit any proposal that it wishes at any company where the Stockholder and/or Ms. Geary own stock. If this type of a broad grant of authority were to be permitted, a market for free trade in stockholder proposals could develop, circumventing Rule 14a-8(b)'s requirement that only a stockholder may submit a stockholder proposal. This clearly is contrary to the precedent in the *TRW* and *PG&E* letters.

Thus, since Investor Voice was not properly authorized to submit the Proposal on behalf of the Stockholder, it must be viewed as the proponent of the Proposal. Yet, despite the request for proof of ownership contained in the Deficiency Notice, Investor Voice has not submitted any proof that it is a stockholder of the Company. Because Investor Voice failed to provide proof of ownership of the Company's securities after receiving the Deficiency Notice, the Company may properly exclude the Proposal from its 2014 Proxy Materials in reliance on Rules 14a-8(b) and (f).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Rick E. Hansen

Enclosures

cc: Bruce T. Herbert, Chief Executive, Investor Voice, SPC

EXHIBIT A

Cross, Scott

From:	Bruce Herbert - Team IV <team@investorvoice.net>
Sent:	Thursday, December 12, 2013 1:48 PM
To:	Beebe, Lydia (Lydia.Beebe); Corporate Governance Correspondence; Macindoe, Marian; HANSEN, RICK E; Daly, Lupe; Padilla, Lorraine (Lorraine); Butner, Christopher A (CButner)
Cc:	Bruce Herbert - IV Team
Subject:	CVX. Filing of Shareholder Proposal.
Attachments:	CVX. 2013-14. Filing PACKET. 2013.1212.pdf
Importance:	High

December 12, 2013

Lydia I. Beebe
Corporate Secretary & Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Filing of Shareholder Proposal on Special Meeting

Dear Ms. Beebe:

Please see the attached materials regarding the submission of a shareholder proposal for inclusion in the proxy for the 2014 annual meeting of stockholders.

Sincerely, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

team@investorvoice.net
www.InvestorVoice.net

803642298330

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA OVERNIGHT DELIVERY

December 11, 2013

Lydia I. Beebe
Corporate Secretary & Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Filing of Shareholder Proposal on Special Meeting

Dear Ms. Beebe:

On behalf of clients, Investor Voice reviews and comments on the financial, social, and governance implications of the policies and practices of publicly-traded corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

We believe there are oversights and omissions in regard to Chevron's public reporting on issues that create material liability for Chevron's operations, and for shareholders. Improving the ability of shareholders to call for special meetings would enhance our company's corporate governance structure.

Therefore, on behalf of Eric C. Rehm, please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that "*Investor Voice*" is the sponsor of this resolution.

Eric Rehm is the beneficial owner of 43 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since December 12, 2005. In accordance with SEC rules, the client affirmatively states his intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders; and (if required) a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we would welcome a discussion of your current thinking in regard to this good governance proposal. In that regard, we note that at the 2013 annual meeting this proposal attracted the support of 32.6% of shareowners – which represents nearly 626 million shares; more than $77.4 billion in market value.

We hope that a dialogue and meeting of the minds will result in positive steps being taken that lead to the withdrawal of the Proposal. Toward that end, you may contact us via the address and phone listed above

Many thanks; happy holidays; we look forward to a discussion of this important governance topic.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Eric C. Rehm
Interfaith Center on Corporate Responsibility

enc: Shareholder Proposal Regarding Special Meeting

Resolved: Shareowners request that the Board of Chevron Corporation ("Chevron" or "Company") take all possible steps to amend Company bylaws and appropriate governing documents to give holders of 10% of outstanding common stock the power to call a special shareowners meeting. To the fullest extent permitted by law, such bylaw text in regard to calling a special meeting shall not contain exceptions or excluding conditions that apply only to shareowners but not to management or the Board.

Supporting Statement:

This Proposal does not alter the Board's power to itself call special meetings; rather, it grants shareowners the ability to consider important matters which may arise between annual meetings. In 2013 this Proposal garnered 32.6%, representing $78.6 billion in stock.

We believe that management has mishandled a number of issues in ways that significantly increase risk to shareholders. Therefore, shareholders would benefit from greater access to special meetings as circumstances require.

When Chevron acquired Texaco in 2001, it acquired significant legal, financial, and reputational liabilities that stemmed from oil pollution of the water and lands of communities in the Ecuadorian Amazon. For twenty years the affected communities brought suit against Texaco (and later Chevron). Their case reached its final conclusion in November 2013 when the Ecuadorian National Court (equivalent to the U.S. Supreme Court) confirmed a judgment against Chevron, of $9.5 billion.

This decision makes possible the seizure of Chevron assets worldwide, and Ecuadorian plaintiffs have already initiated legal action in Argentina, Brazil, and Canada to seize Company assets.

Chevron's Deputy Controller, Rex Mitchell, testified under oath that enforcement of the multi-billion dollar Ecuadorian judgment could cause "irreparable injury to [Chevron's] business reputation and business relationships."

However, Chevron has reported these risks in neither public filings nor statements to shareholders. As a result, investors requested that the U.S. Securities and Exchange Commission investigate whether Chevron violated securities laws by these misrepresentations or material omissions regarding the $9.5 billion Ecuadoran judgment.

Instead of negotiating an expedient, fair, and comprehensive settlement with Ecuador, Chevron persisted in an unsuccessful legal challenge and also subpoenaed and harassed shareholders who questioned the Company's actions – at an estimated expenditure rate of $6.9 million per month over the past 12 years.

Additionally, substantial liabilities may result from other Company operations. Regarding Chevron's Myanmar/Burma project (acquired in the Unocal merger of 2005), the IMF reported that the Burmese government diverted billions of dollars of revenue from the Chevron partnership away from the national budget. These billions may instead have landed in the private accounts of individuals whom the U.S. Government has suspected of crimes against humanity.

Because John Watson, current Chevron CEO, oversaw both the Texaco and Unocal mergers (and is thus a significantly responsible party), it is clear that greater shareholder protections are warranted.

Therefore, please vote FOR this common-sense governance reform that offers shareholders the critical right to address substantive concerns in a timely way.

~ ~ ~

EXHIBIT B

Chevron

Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

VIA EMAIL (team@investorvoice.net)
VIA EXPRESS MAIL

December 12, 2013

Mr. Bruce T. Herbert
Chief Executive
Investor Voice, SPC
10033 12th Avenue NW
Seattle, WA 98177

Re: Shareholder Proposal

Dear Mr. Herbert,

We have received your letter, emailed and faxed to Ms. Lydia Beebe on December 12, 2013, on behalf of Mr. Eric C. Rehm, submitting a shareholder proposal for inclusion in Chevron's proxy statement and proxy for its 2014 annual meeting of shareholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934 ("Exchange Act"), the U.S. Securities and Exchange Commission ("SEC") has prescribed certain procedural and eligibility requirements for the submission of proposals. I write to provide notice of certain defects in your submission, as detailed below, and ask that you provide to us documents sufficient to remedy these defects.

First, your letter did not include proof of Mr. Rehm's ownership of Chevron shares entitled to be voted on the proposal.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, Mr. Rehm must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting for at least one year by the date the proposal is submitted. Chevron's stock records for its registered holders do not indicate that Mr. Rehm is a registered holder. Exchange Act Rule 14a-8(b)(2) and SEC staff guidance provide that if Mr. Rehm is not a registered holder he must prove his share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of his shares (usually a broker or bank) verifying that Mr. Rehm continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013); or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting his ownership of the required value or

number of shares as of or before the date on which the one-year eligibility period begins and any subsequent amendments reporting a change in ownership level, along with a written statement that he has owned the required value or number of shares continuously for at least one year as of the date the proposal was submitted (December 12, 2013).

Your letter did not include the required proof of Mr. Rehm's ownership of Chevron stock. By this letter, I am requesting that you provide to us acceptable documentation that Mr. Rehm holds the required value or number of shares to submit a proposal and that he has continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013).

In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at C(1)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-8(b)(2), written statements verifying ownership of shares "must be from the record holder of the shareholder's securities, which is usually a broker or bank." Further, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), and the Division of Corporation Finance advises that, also for purposes of Exchange Act Rule 14a-8(b)(2), only DTC participants or affiliates of DTC participants "should be viewed as 'record' holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No. 14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information for proponents when submitting proof of ownership to companies can be found on the SEC's web site at: http://www.sec.gov/interps/legal.shtml.) Mr. Rehm can confirm whether his broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at either
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or
http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

Consistent with the above, if Mr. Rehm intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares, please provide to us a written statement from the DTC participant record holder of Mr. Rehm's shares verifying (a) that the DTC participant is the record holder, (b) the number of shares held in Mr. Rehm's name, and (c) that Mr. Rehm continuously held the required value or number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013).

Please note that if Mr. Rehm's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which his shares are held verifying that he continuously held the requisite number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013). Mr. Rehm should be able to find out the identity of the DTC participant by asking his broker or bank. If the broker is an introducing broker, Mr. Rehm may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Mr. Rehm's shares is not able to confirm Mr. Rehm's individual holdings but is able to confirm the holdings of his broker or bank, then Mr. Rehm needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013), he continuously held that the requisite number of Chevron shares. The first statement should be from Mr. Rehm's broker or bank confirming his ownership. The second statement should be from the DTC participant confirming the broker or bank's ownership.

Second, your letter did not include any documentation demonstrating that Mr. Rehm has granted Investor Voice sufficient authority to submit the proposal on his behalf. In order for the proposal to be properly submitted by Mr. Rehm, Investor Voice must provide a copy of Investor Voice's authorization from Mr. Rehm to submit the proposal as Mr. Rehm's qualified representative. Absent such documentation, it would appear that the proposal is being submitted by Investor Voice, in which case Investor Voice must provide proof of its own ownership of at least $2,000, or 1%, of Chevron's shares entitled to vote on the proposal for at least the one-year period preceding and including the date the proposal was submitted (December 12, 2013), as required by Exchange Act Rule 14a-8(b)(2). To remedy this defect, please provide to us documentation demonstrating that Mr. Rehm has granted Investor Voice authority to submit the proposal on his behalf.

Third, Mr. Rehm has not provided a written statement that he intends to continue to hold the requisite number of Chevron shares through the date of Chevron's 2014 annual meeting of shareholders. Although your letter purports to provide such a statement, the statement is insufficient because you have not provided evidence of Investor Voice's authority to make such a statement on Mr. Rehm's behalf. To remedy this defect, either (1) Mr. Rehm must submit a written statement that he intends to continue holding the requisite number of Chevron shares through the date of Chevron's 2014 annual meeting of shareholders; or (2) Investor Voice must provide documentation that it is authorized to make such a statement on Mr. Rehm's behalf.

I appreciate your attention to these matters. Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Copies of Exchange Act Rule 14a-8 and Staff Legal Bulletin No. 14F are enclosed for your convenience.

Sincerely yours,

Enclosures

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude

the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the

Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT D

Cross, Scott

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rom:	Bruce Herbert - Team IV <team@investorvoice.net>
Sent:	Monday, December 23, 2013 9:09 PM
To:	HANSEN, RICK E
Cc:	Butner, Christopher A (CButner); Beebe, Lydia (Lydia.Beebe); Macindoe, Marian; Bruce Herbert - IV Team
Subject:	CVX. Deficiency Letter Response.
Attachments:	CVX. 2013-14. Deficiency Letter, Response PACKET. 2013.1223.pdf
Importance:	High

Seattle Monday 12/23/2013

Dear Rick (and others):

Attached please find materials in response to your December 12, 2013 letter. We would appreciate acknowledgement of receipt of these items.

Happy holidays!

Sincerely, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

team@investorvoice.net
www.InvestorVoice.net

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA FACSIMILE: *925-842-2846*
VIA ELECTRONIC DELIVERY: *RHansen@chevron.com*

December 23, 2013

Rick E. Hansen
Assistant Secretary and Supervising Counsel
Chevron Corporation
6001 Bollinger Canyon Road, T3184
San Ramon, CA 94583

Re: Shareholder Proposal on Special Election

Dear Rick:

We received on December 12, 2013 your letter of the same date in response the Investor Voice filing of a shareholder Proposal on behalf of Eric C. Rehm.

Your letter requested certain routine documentation, in response to which the following three items are attached:

- **Verification of ownership for Eric Rehm**
- **Authorization for Investor Voice by Eric Rehm**
- **Statement of intent to hold shares by Eric Rehm**

We feel this fulfills the requirements of SEC Rule 14a-8 in their entirety, so please inform us in a timely way should you feel otherwise. We would appreciate receiving confirmation that you received these materials in good order.

You will note in the attached "Letter of Appointment" that Mr. Rehm requests that Chevron direct all correspondence related to this matter to the attention of Investor Voice. You may contact us via the address and phone listed above (please note that this is a new address, a/o earlier this year), as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your stock ticker symbol "CVX." (including the period) and we will do the same.

continued next page...

Thank you. As expressed in the filing letter, the issue of access to special meetings is important to all shareholders and we look forward to a discussion of this important corporate governance matter.

Happy holidays, Rick!

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Eric C. Rehm
Interfaith Center on Corporate Responsibility (ICCR)

enc: Letter of Verification, from Schwab
Statement of Intent, by Eric Rehm
Letter of Appointment, by Eric Rehm

charles
SCHWAB

December 12, 2013

Re: Verification of <u>Chevron Corporation</u> shares
for Eric Rehm

To Whom It May Concern:

This letter is to verify that as-of the above date Eric Rehm has continuously owned 43 shares of Chevron Corporation common stock since 12/12/2005.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

Wednesday, November 28, 2012

Re: Appointment of Investor Voice

To Whom It May Concern:

By this letter I/we hereby authorize and appoint Investor Voice and/or Newground Social Investment (or its agents), to represent me/us for the securities that I/we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

To any company receiving a shareholder proposal under this appointment and grant of authority, consider this letter both instruction and authorization to direct all correspondence, questions, or communication to Investor Voice (and/or Newground Social Investment), at the address below.

Sincerely,

Eric C. Rehm *Mary P. Geary*

Eric C. Rehm
Mary P. Geary
c/o Bruce T. Herbert
Investor Voice

Wednesday, November 28, 2012

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter I/we hereby express my/our intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This statement acknowledges my/our responsibility under SEC rules, and applies to the shares of any company that I/we own at which a shareholder proposal is filed (whether directly or on my/our behalf).

This Statement of Intent is intended to be durable, and forward-looking as well as retroactive.

Sincerely,

Eric C. Rehm *Mary P. Geary*

Eric C. Rehm
Mary P. Geary
c/o Bruce T. Herbert
Investor Voice